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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.                  )*

Paradigm Geophysical Ltd. (Name of Issuer)
Ordinary Shares, par value NIS 0.5 per share (Title of Class of Securities)
69900J104 (CUSIP Number)
Joël Postic 43-47 Avenue de la Grande Armée, 75116 Paris, France Tel: (33) 1 58-44-12-00 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to: Burke J. Montgomery Sidley Austin Brown & Wood 10 South Dearborn Street Chicago, IL 60603 Tel: (312) 853-2935
May 24, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 69900J104	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Systeia Capital Management

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	☐
MEMBER OF A GROUP*	(b)	☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY	(7)	SOLE VOTING POWER
OWNED BY EACH REPORTING	912,500

PERSON WITH	(8)	SHARED VOTING POWER
-0-

(9)	SOLE DISPOSITIVE POWER
912,500

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
912,500

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11)
6.13%

(14)	Type of Reporting Person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 69900J104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

        This Schedule 13D relates to the Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares") of Paradigm Geophysical Ltd., an Israeli registered company (the "Issuer"). The principal executive offices of the Issuer are located at Gav-Yam Center No. 3, 9 Shenkar St., P.O. Box 2061, Herzlia B, ISRAEL 46120. The offices of the Issuer's North American Headquarters are located at 1200 Smith Street, Suite 2100, Houston, TX 77002, USA.

Item 2. Identity and Background:

        This Schedule 13D is being filed by Systeia Capital Management ("Systeia"), a French registered investment company, a "société par actions simplifée". The directors of Systeia are Jean Louis Juchault, David Obert and Joël Postic (the "Directors"). Systeia's principal business office is located at 43-47 Avenue de la Grande Armée, 75116 Paris, France.

        During the last five years, none of Systeia or any of the Directors have been either convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Systeia or any of the Directors either became subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or was found in violation with respect to such laws.

        All the Directors are French citizens.

Item 3. Source and Amount of Funds or Other Consideration:

        Systeia is the investment adviser for Systeia Event Driven Euro, an Irish registered Trust ("SEDE") and the investment manager for Systeia Event Driven USD, a Cayman Islands registered investment company ("SEDU"). The funds used for purchases reported herein are from the accounts of SEDE and SEDU.

Item 4. Purpose of Transaction:

        The purchases reported herein were made as an investment. Systeia may, in the future, recommend or make additional purchases or sales of the Issuer's securities on behalf of SEDE or SEDU.

        Systeia has no present plans or proposals which would relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Systeia reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer:

  (a)
  By reason of its serving as the investment adviser for SEDE and the investment manager for SEDU, Systeia may be deemed to be the indirect beneficial owner of the Ordinary Shares, which represent a 6.13% interest in the Ordinary Shares of the Issuer (based on 14,891,904 Ordinary Shares outstanding as of the Issuer's most recently filed Form 6-K).

  (b)
  Systeia has the sole power to vote and the sole power to dispose of the Ordinary Shares on behalf of SEDE and SEDU.

CUSIP No. 69900J104	13D	Page 4 of 5 Pages
  (c)
  No transactions with respect to the Issuer's ordinary shares have been effected during the 60-day period ending May 23, 2002.

  (d)
  Systeia acquired the Ordinary Shares as agent for SEDE and SEDU. SEDE and SEDU, as the direct beneficial and legal owners of the Ordinary Shares, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares. However, Systeia, as the investment adviser for SEDE and the investment manager for SEDU, ultimately has the right to direct such activities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

        SEDE and SEDU own the Ordinary Shares and have the right to receive any dividends from the proceeds from the sale of the Ordinary Shares. As described in Item 3 above, Systeia, is the investment adviser for SEDE and the investment manager for SEDU. As a result, Systeia has the power to vote and dispose of the securities held by SEDE and SEDU.

Item 7. Material to be Filed as Exhibits:

        No exhibits are required to be filed as part of this Schedule 13D.

CUSIP No. 69900J104	13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2002	Systeia Capital Management
	By:	/s/ JÖEL POSTIC Jöel Postic Director

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE